227 E. Edgewood   ◆   Friendswood Texas◆(281) 482-9700   ◆Fax: (281) 482-9705

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

August 25, 2010

We are furnishing this Information Statement to all of our shareholders of record at the close of business on August 25, 2010 of our common stock, $0.001 par value
This notice is required by Section 14(f) of the Securities
Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and
Exchange Commission (“SEC”).

NO VOTE OR OTHER ACTION BY TRINITYCARE’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.
PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

TrinityCare Senior Living, Inc., a Nevada corporation (“TrinityCare”), has entered into an Agreement and Plan of Reorganization by and among TrinityCare Senior Living, Inc., a Nevada corporation (“TrinityCare”), SFI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of TrinityCare (“Merger Sub”), TrinityCare Senior Living, LLC, a Texas limited liability company and a wholly owned subsidiary of TrinityCare (“TrinityCare LLC Sub”), SeaBridge Freight, Inc., a Delaware corporation (“SeaBridge”), the holders of a majority of the equity of SeaBridge (“Stockholders”), Donald W. Sapaugh (“Sapaugh”) and Albert W. Denson (“Denson”).  The reorganization is expected to be completed on or about September 7, 2010.  As a result, the Stockholders will own a majority of the voting stock of TrinityCare which will change its name to SeaBridge Freight, Inc.  The Reorganization has been approved by the unaffiliated shareholders of TrinityCare.

Under the Agreement and Plan of Reincorporation,Henry P. Hoffman, Mike Shea,H. Clayton Cook, Jr., Theodore M. Fatsisand Stephen P. Flott will be appointed directors followed by the resignation of Donald W. Sapaugh, Joe M. Wiley, Albert W. Denson and Kirk B. Schulke from all offices and positions with TrinityCare.  Mr. Hoffman, Shea, Cook, Fatsis and Flott will not begin their terms as officers and additional directors until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to TrinityCare’s shareholders.  Mr. Hoffman, Shea, Cook, Fatsis and Flott will serve until their respective successors are elected and qualified.

Because of the change in ownership and the composition of the board upon completion of the Reorganization, there will be a change in control of TrinityCare.

Please read this Information Statement carefully.  It describes the terms of the reorganization under the Reorganization Agreement and its effect on TrinityCare and contains biographical and other information concerning the executive officer and directors after the Reorganization.  Additional information about the Reorganization and SeaBridge is contained in TrinityCare’s Current Report on Form 8-K dated August 25, 2010, which will be filed with the SEC on the next business day.  All TrinityCare filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at JudiciaryPlaza, 450 Fifth Street, N.W., Washington, D.C.  20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC.  Copies of TrinityCare filings may be obtained from the SEC’s website at http://www.sec.gov.

THE REORGANIZATION AGREEMENT

On August 25, 2010, TrinityCare, SeaBridge and the the Stockholders of SeaBridge entered into the Reorganization Agreement pursuant to which TrinityCare will acquire 100% of the outstanding equity interest of SeaBridge.

The reorganization is expected to be completed on or about September 7, 2010 by the issuance of 135,000,000 shares of common stock, a majority of the common stock, to the SeaBridge Stockholders in exchange for 100% of the equity interests of SeaBridge.  TrinityCare will then change its name to SeaBridge Freight, Inc.  After completion of the Reorganization, SeaBridge will be a wholly-owned subsidiary of TrinityCare and the present SeaBridgeStockholders will own approximately 91.2% of the outstanding equity interest and voting rights of TrinityCare.  The Reorganization has been approved by the shareholders of TrinityCare.

The Reorganization Agreement contemplates that immediately following the reorganization, all the present officers and directors will be replaced by the officers and directors of SeaBridge as described above.  See Directors and Executive Officers - Proposed Executive Officers and Directors after the Reorganization.

PROPOSED CHANGE IN CONTROL OF THE COMPANY

Giving effect to the Reorganization and replacement of the officers and directors of TrinityCare by the board of directors of SeaBridge, and the issuance of TrinityCare common stock to the SeaBridge Stockholders:

•	the Stockholders of SeaBridge will own a majority of the outstanding voting stock of TrinityCare;

• Mr. Hoffman, Shea, Cook, Fatsis and Flott will be the only directors of TrinityCare.

• TrinityCare will change its name to SeaBridge Freight, Inc.

As a result of the majority voting stock ownership of the SeaBridge Shareholders and director status, upon completion of the Reorganization, Mr. Hoffman, Shea, Cook, Fatsis and Flott will be in control of the business and affairs of TrinityCare.

Upon completion of the reorganization, there will be approximately 154,000,000 outstanding common shares and 10,000,000 will be reserved for issuance for a total of 164,000,000 shares.  Approximately 149,000,000 common shares (91%) will be held by the present SeaBridge  Shareholders and approximately 16,000,000 common shares (9%) will be held by the present TrinityCare shareholders.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the beneficial ownership of shares of the Company’s Common Stock by (i) all persons and groups known by the Company to own beneficially more than 5% of the outstanding shares of the Company’s Common Stock, (ii) each director and nominee, (iii) each person who held the office of Chief Executive Officer at any time during the year ended December 31, 2009, (iv) up to two executive officers other than the Chief Executive Officer who were serving as executive officers on December 31, 2009 and to whom the Company paid more than $100,000 in compensation during the last fiscal year, (v) up to two additional persons to whom the Company paid more than $100,000 during the last fiscal year but who were not serving as an executive officer on December 31, 2009, and (vi) all directors and officers as a group.  None of the directors, nominees, or officers of the Company owned any equity security issued by the Company’s subsidiaries.  Information with respect to officers, directors and their families is as of December 31, 2009 and is based on the books and records of the Company and information obtained from each individual.  Information with respect to other stockholders is based upon the Schedule 13D or Schedule 13G filed by such stockholders with the Securities and Exchange Commission.  Unless otherwise stated, the business address of each individual or group is the same as the address of the Company’s principal executive office.

Name and address of beneficial owner(1)	Title of class(4)	Percent of Class(2)
5% Stockholders

Individual directors
Donald W. Sapaugh	Common stock(5)	36.22%
	Preferred stock(3)	100%
Joe M. Wiley	Common stock(6)	2.73%
Albert W. Denson	Common stock	19.82%
Kirk B. Shulke, MD	Common stock	.16%
All directors & officers as a group (4 Persons)		58.93%
(1) The address of each person, unless otherwise noted, is 227 E. Edgewood Avenue, Friendswood, TX77546.

(2) Based on a total of 12,623,884 shares of our Common Stock outstanding.

(3) The issued and outstanding shares of series B preferred stock, voting as a class, have the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of outstanding shares of Series B Preferred Stock shall always constitute a two-thirds of the voting rights of the Corporation.Except as otherwise required by law or by the Articles of Incorporation, the holders of shares of Common Stock and Series B Preferred Stock shall vote together and not as separate classes.

(4) All named persons own the shares beneficially and of record and have exclusive voting, investment and dispositive power.

(5) 2,000,000 shares of common stock owned of record and beneficially by Mr. Sapaugh are pledged to Founders Bank, Houston, Texas as security for a letter of credit on behalf of TrinityCare and 25,000 are pledged to Regal Holdings, LLC for the benefit of TrinityCare.

(6) 1,000,000 shares of common stock owned of record and beneficially by Mr. Denson are pledged to Founders Bank, Houston, Texas as security for the letter of credit issued for the benefit of TrinityCare

DIRECTORS AND EXECUTIVE OFFICERS

We expect that on or about September 7, 2010, the Reorganization Agreement will be completed and the current directors of TrinityCare, Donald W. Sapaugh, Joe M. Wiley, Albert W. Denson and Kirk B. Schulke will be replaced by Henry P. Hoffman, Mike Shea,H. Clayton Cook, Jr., Theodore M. Fatsisand Stephen P. Flott.  The following table sets forth information regarding TrinityCare’s current executive officers and directors and the proposed executive officers and directors of TrinityCare after the reorganization.

Current executive officers and directors

NAME	AGE	POSITION
Donald W. Sapaugh	51	President, CEO & Director
Joe M. Wiley	63	CFO, Secretary, Treasurer and Director
Albert W. Denson	50	Director
Kirk B. Shulke, MD	54	Director

Donald W. Sapaugh has served as our President, CEO and Director since January 2000, when he founded TrinityCare.  From May 1986 to May 1996 Mr. Sapaugh was President and CEO of Rapha Treatment Centers of one of the largest faith based psychiatric management companies in the United States. In 1996, he founded PremierCare, a company devoted to seniors to avoid costly inpatient hospitalization, and partnered with over ten hospitals in six states. Mr. Sapaugh has an extensive background in development, acquisitions, and mergers and has been an executive in the healthcare delivery system since 1978. He also has public company experience where he served as Chairman and Chief Executive Officer, as well as a consultant and board member to many public companies. Mr. Sapaugh has a Bachelors degree in Business Administration from the University of Houston, and a Doctor of Divinity from Louisiana Christian University.

Joe M. Wileyhas served as our CFO, Secretary, Treasurer and Director since July 2003. From January 1999 until December 2002, Mr. Wiley served as Vice President of Administration for J-W Operating Company. Mr. Wiley has held numerous financial and accounting management roles within the energy sector for over 27 years. Mr. Wiley has served in significant management positions with Marathon Oil Company and as a Vice President with Texas Oil and Gas Corp. and J W Operating Company. Mr. Wiley is a certified assisted living facility manager by Texas State University. Mr. Wiley holds a Bachelor of Business Administration – Accounting from the University of Texas, Arlington.

Albert W. Denson has served as our Director since February 2009. Mr. Denson is a decorated Christian recording artist. He has written 19 number one songs, seven of which he both wrote and sang. He has produced ten albums in the last ten years, and is a Dove Award winner. Mr. Denson also has a television program devoted to current topics that is syndicated on several hundred stations nationwide. His ministry owns Willowood Ranch which is utilized by ministries located throughout the nation for retreats, strategic planning and ministry development.Through his activities as an artist, mentor, and service provider, Mr. Denson maintains relationships with Christian institutions and churches throughout the United States.

Kirk B. Shulke, MD has served as our Director since February 2009. Dr. Shulke is a board certified Emergency Room physician who has practiced at a several hospitals including The Methodist Hospital and North Cypress Medical Center. He is a graduate of the University of Texas Medical Branch in Houston, Texas, with a Doctor of Medicinedegree, and has been practicing medicine for nearly thirty years. Dr. Shulke has been consulting with TrinityCare for over three years and has an extensive background in emergency medicine and geriatric care. Dr. Shulke also received a Bachelors of Science degree from the University of Texas, Arlington.

We have not appointed an audit committee or compensation committee.

Proposed executive officers and directors after the reorganization

NAME	AGE	POSITION
Mike Shea	67	Chairman of the Board of Directors
Henry P. Hoffman	59	President, Chief Executive Officer and Director
Bill Lauderdale	60	Chief Operating Officer
Stephen P. Flott	67	Director, Secretary, and Treasurer
H. Clayton Cook, Jr.	75	Director
Theodore M. Fatsis	58	Director
Grant Castle	39	Vice President Sales and Marketing

Mike Sheahas forty-five years’ experience in the marine transportation and intermodal industries.  Mr. Shea recently sold his company Sea-Bulk, Ltd, which transports liquid bulk high fructose corn syrup from Florida to Puerto Rico, thus allowing him to devote his full-time to support of the management team and the development of SeaBridge Freight.  From 1987 through 2002, Mr. Shea was President and CEO of Jacksonville based US/Puerto Rico ocean carrier Sea Barge, Inc and its successor, Sea Star Line, LLC.  From 1986 to 1987, Mr. Shea was President and CEO SeaXpress, Inc; a Miami based Florida/Bahamas ferry service.  He was President and CEO of Miami based Caribbean carrier Concorde Nopal Line, Inc and ship owner/operator Intercon Overseas, Inc. from 1982 to 1985.  From 1970 through 1981, Shea served in a number of management positions with Lykes Bros. Steamship Co, Inc in Hong Kong, Dallas, Antwerp and San Francisco.  He sailed as a deck officer from 1965 to 1970 on Lykes’ ships worldwide. Mr. Shea is a 1965 graduate of the U.S. Merchant Marine Academy, Kings Point, NY and attended business graduate school at the University of Texas at Dallas.

Henry P. Hoffman has over twenty-five years’ experience in the transportation industry.  Prior to joining SeaBridge Freight, Mr. Hoffman was the founder, CEO, and Chairman of SiriCOMM, Inc., a nationwide network and applications service provider dedicated to the commercial trucking industry.  From 1996 to 2000 he was President and Chief Operating Officer of Hook Up, Inc., the nation’s second largest truck driveaway company.  Hook Up provided all new truck delivery services from assembly plants to dealers for Volvo, Western Star, and Mack Trucks.  From 1990 to 1995 Mr. Hoffman was President and COO of Tri-State Motor Transit, the nation's largest transporter of munitions for the U.S. Government.  This company specialized in hazardous materials ranging from explosives and hazardous chemicals to commercial munitions and radioactive materials.  Prior to his term at Tri-State, he served in several Operations/Management positions with both Schneider National, Inc. and Viking Freight System.  As an industry leader he has been a Vice President of the American Trucking Associations, President and Chairman of the Board of the Munitions Carriers Conference, member of the Board of Directors of the National Automobile Transporters Association, and Forum Co-Chairman of the National Defense Transportation Association.  Prior to his trucking industry career, Mr. Hoffman served as an officer in the United States Army Field Artillery for six years where he completed two successful command assignments.  Mr. Hoffman earned a Bachelor of Science degree from the United States Military Academy, West Point, NY and a Master of Business Administration from the University of Wisconsin, Oshkosh, WI.

Bill Lauderdalehas over twenty years’ experience in maritime operations and administration.  Since 1993 he has owned and managed G&B Lauderdale, Inc. a business development and consulting company.  The firm specialized in projects ranging from maritime claims litigation management to large project marine cargo brokerage.  Mr. Lauderdale is the originator and chief contributor to this short sea strategic business plan.  The plan is a product of and is based largely upon his extensive U.S., Gulf, and Caribbean blue water barge experience and research.  During his extensive marine career, he has managed more than six successful start ups using both container-on-barge and container-on-vessel systems.  From 2000 to 2004 Mr. Lauderdale managed a $5.2 million marine transportation service providing both break bulk and container service between South Florida and the Dominican Republic.  This U.S. flag operation provided development service for a 2400 unit housing project and a water distribution system.  Other notable projects he has managed include:  “Food for the Poor” — distribution of USDA food products throughout the Caribbean; 3600 metric tons of bagged rice to Haiti; and the marine shipment of over-dimensional electrical generation equipment from Houston to New York.

H. Clayton Cook, Jr. is Counsel to Seward &Kissel LLP, a New York City based law firm that is an internationally recognized leader in vessel financing.  He served as General Counsel of the Maritime Administration from 1970 through 1973, where he was responsible for the legal aspects of the implementation of the Merchant Marine Act of 1970, and for the drafting of the Federal Ship Financing Act of 1972.  Mr. Cook has advised clients in transactions involving the construction and financing of vessels totaling in excess of $4 billion, in a variety of assignments including precedent-setting leveraged lease financings, and Title XI guarantee and Capital Construction Fund applications.  He holds a B.S. in Engineering from Princeton and an LL. B. from The University of Virginia, where he was Executive Editor of the Virginia Law Review and a member of The Raven Society and The Order of the Coif.  Mr. Cook is a Life Member of the American Law Institute and a Member of the Maritime Law Association of the United States.

Theodore M. Fatsis is a United States citizen currently residing in Great Britain.  Mr. Fatsis is an attorney and has had a long, successful career in the international maritime industry.  He began his career as an admiralty attorney with Poles, Tublin, Patestides, and Stratakis in New York where he specialized in maritime arbitrations and contract sales and closings.  From 1982 through 2001 he was an employee, director and secretary at Argonaut Enterprises Limited, agents for Pireaus-based ships agents.  In this role he specialized in the chartering of client vessels worldwide, negotiations of vessel purchases and sales, and other related legal matters.  Mr. Fatis is earned his BS in economics at the University of Pennsylvania, his MBA from Columbia University, New York, and his JD from Fordham University School of Law.

Stephen P. Flott one of the founders of SeaBridge, started his career in transportation in 1971 while at law school when he joined the Ontario Trucking Association in Toronto as special assistant to the Exectutive Vice President and General Manager.  Upon graduation from York University’s Osgoode Hall Law School in 1973, he joined the Toronto law firm of Weir &Foulds.  Mr. Flott was called to the Bar in Ontario with honors in 1975.  While at Weir &Foulds, he practiced business law with an emphasis on transportation, representing motor carriers in a variety of business and regulatory matters.  In 1978 he was appointed President of the Ontario Trucking Association, which was then one of the largest trucking associations in North America.  For the next five yrears, Mr. Flott ran OTA’s business and political activities domestically and internationally.  In 1983 he left OTA and started a management, strategic planning, and public policy consulting firm which he later merged into The Trade & Transportation Group Limited, which had offices in Ottawa, Toronto, and Washington, DC.  TTG conducted a wide range of projects for major motor carriers in Canada and the U.S., the Governments of Canada and several Canadian provinces and major associations.  In 1986 Mr. Flott resumed his legal career.  After fours with two U.S. Law firms, he opened his own practice, specializing in transportation, business, cross-border activities, and the U.S. taxation of international transportation.  Today Flott& Co. PC represents foreign shipowners and motor carriers doing business in the U.S.  In addition to his law degree, Mr. Flott holds an honors degree in History and Economics from St. Jeromes University (1967), a Masters Degree in History from the University of Waterloo in Ontario (1968), and a Masters Degree in law from the George Washington University in Washington, DC (1987).  He is a member of the bards of the District of Columbia, the state of Maryland, and the Commonwealth of Virginia.

Grant Castlehas over 17 years combined engineering, sales, and marketing experience.  Prior to his association with SeaBridge Freight, Mr. Castle was National Accounts Sales Executive for Truckload Management, Inc. (TMI), a division of Affiliated Computer Services (ACS).  ACS is a fortune 100 company with over $5 billion in annual revenue.  At ACS, Mr. Castle's efforts resulted in his earning three successive promotions.  As National Account Sales Manager he was responsible for managing the ongoing business relationships with 30 of TMI's largest clients including Schneider National, CR England, Annette Holdings, Conway NOW, and Central Refrigerated.  After posting annual income growth rates exceeding 20%, Mr. Castle was promoted to National Account Sales Executive for the South Eastern Region of the United States where he earned the ACS Product Star Award as well as two Five Star Awards for excellence.  From 1990 to 2001 Mr. Castle was employed by the City of Vancouver (WA) Public Works where he held several engineering and licensed positions related to water distribution and emergency services.  Mr. Castle majored in Business Administration and Marketing at Portland State University (Portland, OR) where he was a member of the NCAA Division II National Champion Wrestling Team.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the most highly compensated employees and/or executive officers who served at the end of the fiscal years December 31, 2009 and 2008, and whose salary and bonus exceeded $100,000 for the fiscal years ended December 31, 2009 and 2008, for services rendered in all capacities to us. The listed individuals shall be hereinafter referred to as the “Named Executive Officers.”

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Com-pensation ($)	Non-Qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)
Donald W. Sapaugh President, Secretary and Chairman of the Board of Directors(1)	2009	150,000	-0-	-0-	-0-	-0-	-0-	6,487	156,487
Joe M. Wiley, CFO, Sec. Treasurer and Director(2)	2009	-0-	-0-	-0-	-0-	-0-	-0-	78,000	$78,000
Albert W. Denson Director(3)	2009
Kirk B. Shulke, MD Director(3)	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Jerry Neel, Sr. (4),	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director	2008	20,308	-0-	-0-	-0-	-0-	-0-	-0-	20,308
Marisu Neel (4),	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Treasurer/Director	2008	29,201	-0-	-0-	-0-	-0-	-0-	-0-	29,201
Sandra Neel (4),	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director	2008	$6,769	-0-	-0-	-0-	-0-	-0-	-0-	$6,769

(1) On February 16, 2009 an employment agreement was entered into with Mr. Donald W. Sapaugh the President, CEO and Chairman of the Board. The agreement provides that Mr. Sapaugh shall be compensated at the rate of $150,000 per year plus a bonus up to a maximum of 100% of salary, payable in cash or stock, based upon the achievement of the performance objectives defined by the Board of Directors. In addition the employment agreement provides to Mr. Sapaugh 3,000 shares of preferred stock, series B. The preferred stock has the following rights and privileges:
a) Super voting rights: Except as otherwise required by law, the shares of the outstanding Preferred series B stock shall have the number of votes equal to the number of votes of all outstanding shares of capital stock plus one additional vote such that the holders of the outstanding shares of Preferred series B shall always constitute a majority of the voting rights of the Corporation..
b) No other rights: The preferred series B shares have no other rights, including but not limited to no conversion rights; no dividend rights; and no liquidation priority rights.

(2) There is no employment contract with Joe M. Wiley, at this time. However, he entered into a consulting agreement with the Company on January 1, 2006, and is compensated at this time as a consultant at the rate of $6,500 per month.

(3) There is no employment contract with the named individual at this time. There any agreements for compensation in the future. A salary and stock options and warrants program may be developed in the future.

(4) Directors of JKAN, the predecessor company.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified.  At present, the Company’s bylaws require no fewer than one director.  Currently, there is at least one director of the Company. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified.  Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board.  There are no family relations among any officers or directors of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires TrinityCare’s executive officers, directors and persons who beneficially own more than 10% of TrinityCare’s Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC.  Executive officers, directors, and greater-than-ten percent holders are required to furnish TrinityCare with copies of all Section 16(a) forms they file.  Based solely on a review of the Forms 3 and 4 and amendments thereto furnished TrinityCare pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished TrinityCare with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required.

To the best of TrinityCare’s knowledge, no person who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of the common stock of TrinityCare, or any other reporting person (as defined in Item 405 of Regulation S-K) (“reporting person”), failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal year: 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The common stock being exchanged by the Stockholders of SeaBridge were acquired from time to time at an average cost of approximately $ 0.14.

TRINITYCARE SENIOR LIVING, INC.

DATED: AUGUST 25, 2010